Exhibit 99.1

Momo Announces Unaudited Financial Results for the Third Quarter and First Nine Months of 2015

BEIJING, CHINA, November 19, 2015 –Momo Inc. (NASDAQ: MOMO) (“Momo” or the “Company”), a leading mobile social networking platform in China, today announced its unaudited financial results for the third quarter and first nine months of 2015.

Third Quarter 2015 Highlights

•	Net revenues increased 204% year over year to $37.5 million.

•	Net loss attributable to Momo Inc. was $0.8 million, compared to $14.6 million for the same period last year.

•	Non-GAAP net income attributable to Momo Inc. (note 1) was $3.9 million, compared to a non-GAAP net loss of $13.0 million for the same period last year.

•	Diluted net loss per American Depositary Share (“ADS”) was $0.00, compared to $0.73 for the same period last year.

•	Non-GAAP diluted net income per ADS (note 1) was $0.02, compared to a non-GAAP diluted net loss per ADS of $0.68 for the same period last year.

•	Monthly Active Users (“MAU”)[1] were 73.0 million in September 2015, an increase of 21.3% year over year.

First Nine Months 2015 Highlights

•	Net revenues increased 261% year over year to $94.5 million for the first nine months of 2015.

•	Net income attributable to Momo Inc. was $7.6 million for the first nine months of 2015.

•	Non-GAAP net income attributable to Momo Inc. (note 1) was $19.3 million for the first nine months of 2015.

•	Diluted net income per ADS was $0.04 for the first nine months of 2015.

•	Non-GAAP diluted income per ADS (note 1) was $0.10 for the first nine months of 2015.

“I’m pleased to deliver another solid quarter of robust growth driven by games, mobile marketing and membership subscription,” commented Yan Tang, Chairman and CEO of Momo. “Building a compelling social experience and creating innovative ways for people to socialize remains the top priority for our team. In September, we officially unveiled our interactive live music service - Momo Live. While still early in its development, the service is already adding a new dimension for our users to connect and have fun on our platform. We are seeing significant potential and synergies in the combination of a mobile social platform and online entertainment services, which in itself is ramping up at an accelerating pace due to the meaningful improvement of mobile infrastructures. This marks our first step into this fast growing market. Based on the past two months of operations, we are currently analyzing user data and feedbacks and developing our roadmap accordingly. Our plans will be unfolded gradually in the quarters ahead.

[1]	MAU during a given calendar month is defined as Momo users who accessed the Momo platform through Momo mobile application and utilized any of the functions on the Momo platform for at least one day during the 30-day period counting back from the last day of such calendar month.

On the monetization side, mobile marketing continued to generate strong growth momentum in the third quarter. Over the past three quarters, we successfully transformed ourselves from a simple traffic generator for third party partners into a well-rounded marketing platform covering a broad range of marketing spectrum including brand-oriented display ads to action driven ad products such as app downloads. In July we introduced a real-time-bidding mechanism to our proprietary mobile marketing system which resulted in a significant growth in effective CPMs. As one of the very few native marketing platforms with quality and sizable traffic in China, we are seeing strong demand from a wide range of marketers. Compared with other peers, our pricing remains extremely competitive, providing ample room for further growth. We will continue to invest in optimizing the system efficiency, targeting capabilities, ad formats, measurement system as well as distributors network in order to build mobile marketing into a powerhouse for our future growth.”

Third Quarter 2015 Financial Results

Net revenues

Total net revenues were $37.5 million in the third quarter of 2015, an increase of 204% from $12.3 million during the same quarter of 2014.

Membership subscription revenues were $16.0 million in the third quarter of 2015, an increase of 76% from $9.1 million during the same period of 2014. Members are Momo users who have paid the subscription fees for the membership services. The year over year increase in membership subscription revenues was primarily driven by the growth in the number of Momo members as well as the increase in average revenues per paying user, due to the premium VIP package introduced in June 2015. Momo members reached 3.3 million as of September 30, 2015, up from 2.3 million as of September 30, 2014.

Mobile games revenues were $9.5 million in the third quarter of 2015, an increase of 287% from $2.5 million during the third quarter of 2014. The increase in game revenues was mainly due to the increase in the number of games operated by the Company as well as the growing number of active game players on Momo’s platform, which was 6.4 million during the quarter, compared to 3.1 million in the third quarter of 2014.

Mobile marketing revenues were $10.8 million in the third quarter of 2015. Mobile marketing revenues for the same period last year were $0.3 million. The significant growth in mobile marketing business was powered by the improving efficiency of the Company’s proprietary in-feed marketing system launched in the second quarter of 2015. In the third quarter, the system was further upgraded with real time bidding mechanism and a number of other back-end campaign management features. As a result, the marketing system saw a meaningful increase in the number of bidders during the quarter, driving the effective CPM significantly higher on a sequential basis. In addition, powered by strong demand from brand marketers, revenues from display banners were another growth driver within the mobile marketing segment. Mobile marketing revenues from third party strategic partnerships, now including Alibaba and 58.com also contributed to the year over year increase in marketing revenues.

Revenues from other services, which mainly consisted of paid emoticons as well as revenues from the newly launched live music broadcasting service, were $1.2 million in the third quarter of 2015, an increase from $0.5 million during the third quarter of 2014.

Cost and expenses

Costs and expenses were $40.1 million in the third quarter of 2015, an increase of 48% from $27.1 million during the same period last year. The increase was primarily attributable to: (a) an increase in personnel related costs including share-based compensation expenses as a result of the Company’s rapidly expanding talent pool; (b) increased infrastructure related spending, such as bandwidth costs and server depreciation as well as SMS and network costs, driven by strong traffic growth; and (c) an increase in fees to payment channels resulting from higher revenues.

Non-GAAP costs and expenses (note 1) were $35.4 million in the third quarter of 2015, an increase of 39% from $25.5 million during the same period last year.

Loss from operations

Loss from operations was $2.5 million in the third quarter of 2015, compared to $14.7 million during the same period last year.

Non-GAAP income from operations (note 1) was $2.2 million in the third quarter of 2015, compared to a non-GAAP loss from operations of $13.2 million during the same period last year.

Net loss

Net loss attributable to Momo Inc. was $0.8 million in the third quarter of 2015, compared to $14.6 million during the same period last year.

Non-GAAP net income (note 1) attributable to Momo Inc. was $3.9 million in the third quarter of 2015, compared to a non-GAAP net loss of $13.0 million during the same period last year.

Net loss per ADS

Diluted net loss per ADS was $0.00 in the third quarter of 2015, compared to $0.73 in the third quarter of 2014.

Non-GAAP diluted net income per ADS (note 1) was $0.02 in the third quarter of 2015 compared to a non-GAAP diluted net loss per ADS of $0.68 in the third quarter of 2014.

Cash and cash flow

As of September 30, 2015, Momo’s cash, cash equivalents and time deposits totaled $445.6 million compared to $451.0 million as of December 31, 2014. Net cash provided by operating activities in the third quarter of 2015 was $7.5 million compared to net cash used in operating activities of $12.0 million for the same quarter of 2014.

First Nine Months 2015 Financial Results

Net revenues for the first nine months of 2015 were $94.5 million, an increase of 261% from $26.2 million in the same period of 2014, primarily driven by the significant increase in net revenues from membership subscription, mobile marketing business and mobile games.

Net income attributable to Momo Inc. was $7.6 million in the first nine months of 2015, compared to a net loss of $22.9 million during the same period of 2014 primarily driven by the significant increase in net revenues, offset by the increase in cost and expenses.

Non-GAAP net income attributable to Momo Inc. (note 1) was $19.3 million in the first nine months of 2015, compared to a non-GAAP net loss of $18.7 million during the same period of 2014.

Diluted net income per ADS was $0.04 during the first nine months of 2015 compared to a diluted net loss of $1.87 in the same period of 2014.

Non-GAAP diluted net income per ADS (note 1) was $0.10 during the first nine months of 2015 compared to a diluted non-GAAP net loss of $1.76 in the same period of 2014.

Net cash provided by operating activities was $25.5 million during the first nine months of 2015.

Note 1: Non-GAAP measures

To supplement our consolidated financial statements presented in accordance with U.S. generally accepted accounting principles (“GAAP”), we use various non-GAAP financial measures that are adjusted from the most comparable GAAP results to exclude share-based compensation.

Reconciliations of our non-GAAP financial measures to our U.S. GAAP financial measures are shown in tables at the end of this earnings release, which provide more details about the non-GAAP financial measures.

Our non-GAAP financial information is provided as additional information to help investors compare business trends among different reporting periods on a consistent basis and to enhance investors’ overall understanding of the historical and current financial performance of our continuing operations and our prospects for the future. Our non-GAAP financial information should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for or superior to the GAAP results. In addition, our calculation of the non-GAAP financial measures may be different from the calculation used by other companies, and therefore comparability may be limited.

Our non-GAAP information (including non-GAAP cost and operating expenses, (loss) / income from operations, net (loss) / income attributable to Momo Inc., and diluted earnings per ADS) which is adjusted from the most comparable GAAP results to exclude share-based compensation. A limitation of using these non-GAAP financial measures is that share-based compensation charge has been and will continue to be for the foreseeable future a significant recurring expense in our results of operations. We compensate for these limitations by providing reconciliations of our non-GAAP measures to our U.S. GAAP measures. Please see the reconciliation tables at the end of this earnings release.

Conference Call

Momo’s management will host an earnings conference call on Thursday, November 19, 2015 at 8:00 p.m. U.S. Eastern Standard Time (9:00 a.m. Beijing / Hong Kong Time on November 20, 2015).

Dial-in details for the earnings conference call are as follows:

International: +65 6713 5090

U.S. Toll Free: +1 866 519 4004

Hong Kong Toll Free: 800-906601

Mainland China: 4006-208038

Please dial in 15 minutes before the call is scheduled to begin.

A telephone replay of the call will be available after the conclusion of the conference call through 8:00 p.m. U.S. Eastern Standard Time, November 26, 2015. The dial-in details for the replay are as follows:

International: +61-2-8199 0299

U.S. Toll Free: +1 855 452 5696

Passcode: 75308018

Additionally, a live and archived webcast of the conference call will be available on the Investor Relations section of Momo’s website at http://ir.immomo.com.

About Momo

Momo is a leading mobile social networking platform in China. Momo connects people in a personal and lively way through a revolutionary mobile-based social networking platform. With powerful and precise location-based features, Momo enables users to connect with each other and expand relationships from online to offline. Momo’s platform includes the Momo mobile application and a variety of related features, functionalities, tools and services that it provides to users, customers and platform partners. Leveraging its social interest graph engine and analysis of user behavior data, Momo is able to provide users a customized experience based on their social preferences and needs. Momo users can maintain and strengthen their relationships through private and group communication tools, content creation and sharing functions, as well as the offline social activities promoted on Momo’s platform. For more information, please visit http://ir.immomo.com.

Safe Harbor Statement

This news release contains “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements include but are not limited to our unaudited results for the third quarter and first nine months of 2015 and our management quotes.

Our forward-looking statements are not historical facts but instead represent only our belief regarding expected results and events, many of which, by their nature, are inherently uncertain and outside of our control. Our actual results and other circumstances may differ, possibly materially, from the anticipated results and events indicated in these forward-looking statements. Announced results for the third quarter and first nine months of 2015 are preliminary, unaudited and subject to audit adjustment. In addition, we may be unable to grow our business in the manner planned. We may also modify our strategy for growth. In addition, there are other risks and uncertainties that could cause our actual results to differ from what we currently anticipate, including those relating to our ability to effectively manage our rapid growth, our ability to grow our user base, our ability to attract and retain sufficiently trained professionals to support our operations, and our ability to anticipate and develop new services and enhance existing services to meet the demand of our users or customers. For additional information on these and other important factors that could adversely affect our business, financial condition, results of operations, and prospects, please see our filings with the U.S. Securities and Exchange Commission.

All information provided in this press release and in the attachments is as of the date of the press release. We undertake no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise, after the date of this release, except as required by law. Such information speaks only as of the date of this release.

Momo Inc.

Unaudited Condensed Consolidated Statement of Operations

(US dollars in thousands, except per share data)

	Three months		First nine months
	ended September 30		ended September 30
	2014	2015	2014	2015
Net revenues:
Membership subscription	9,109	16,002	17,853	43,857
Mobile games	2,453	9,499	6,891	23,307
Mobile marketing	303	10,777	421	23,554
Other services	454	1,198	1,040	3,808

Total net revenues	12,319	37,476	26,205	94,526
Cost and expenses:
Cost of revenues	(4,354)	(8,580)	(10,391)	(20,518)
Research and development	(2,332)	(6,046)	(5,222)	(16,742)
Sales and marketing	(17,143)	(18,673)	(26,214)	(40,278)
General and administrative	(3,226)	(6,802)	(7,559)	(15,404)

Total cost and expenses	(27,055)	(40,101)	(49,386)	(92,942)
Other operating income	—	170	—	559

(Loss) Income from operations	(14,736)	(2,455)	(23,181)	2,143
Interest income	119	1,750	300	5,730

(Loss) Income before income tax and share of income on equity method investments	(14,617)	(705)	(22,881)	7,873
Income tax benefit (expenses)	—	23	—	(161)

(Loss) Income before share of income on equity method investments	(14,617)	(682)	(22,881)	7,712
Share of loss on equity method investments	—	(156)	—	(146)

Net (loss) income attributable to Momo Inc.	(14,617)	(838)	(22,881)	7,566
Deemed dividend to preferred shareholders	(9,372)	—	(49,673)	—

Net (loss) income attributable to ordinary shareholders	(23,989)	(838)	(72,554)	7,566

Net (loss) income per share attributable to ordinary shareholders
Basic	(0.37)	(0.00)	(0.93)	0.02
Diluted	(0.37)	(0.00)	(0.93)	0.02
Weighted average shares used in calculating net (loss) income per ordinary share
Basic	65,674,206	352,330,072	77,749,511	339,152,726
Diluted	65,674,206	352,330,072	77,749,511	402,555,176

Momo Inc.

Unaudited Condensed Consolidated Statement of Comprehensive Income

(US dollars in thousands, except per share data)

	Three months		First nine months
	ended September 30		ended September 30
	2014	2015	2014	2015

Net (loss) gain attributable to Momo Inc.	(14,617)	(838)	(22,881)	7,566
Other comprehensive income, net of tax of nil
Foreign currency translation adjustment	209	(1,927)	(298)	(1,848)

Comprehensive (loss) gain attributable to Momo Inc. shareholders	(14,408)	(2,765)	(23,179)	5,718

Momo Inc.

Unaudited Condensed Consolidated Balance Sheets

( US dollars in thousands)

	December 31 2014	September 30 2015
Assets
Current assets

Cash and cash equivalents	450,968	145,634
Term deposits	—	300,000
Accounts receivable, net of allowance for doubtful accounts of $nil and $nil as of December 31, 2014 and September 30, 2015, respectively	7,038	17,072
Prepaid expenses and other current assets	8,009	19,147
Amount due from a related party	—	887

Total current assets	466,015	482,740
Property and equipment, net	9,936	15,447
Intangible assets, net	—	266
Rental deposits	793	129
Long term investments	1,760	17,204
Other non-current assets	—	787

Total assets	478,504	516,573

Liabilities and equity
Current liabilities
Accounts payable	5,900	10,628
Deferred revenue	16,348	25,473
Accrued expenses and other current liabilities	9,415	13,801
Amount due to related parties	6,450	6,621

Total current liabilities	38,113	56,523
Other non-current liabilities	—	1,981

Total liabilities	38,113	58,504
Shareholder’s equity (Note a)	440,391	458,069

Total liabilities and shareholder’s equity	478,504	516,573

Note a: As of September 30, 2015, the number of ordinary shares issued and outstanding was 381,138,998.

Momo Inc.

Unaudited Condensed Consolidated Statement of Cash Flows

(US dollars in thousands)

	Three months		First nine months
	Ended September 30		ended September 30
	2014	2015	2014	2015
Cash flows from operating activities:
Net (loss) income attributable to Momo Inc.	(14,617)	(838)	(22,881)	7,566
Adjustments to reconcile net (loss) income to net cash (used in) provided by operating activities:
Depreciation of property and equipment	791	1,543	1,820	3,937
Amortization of intangible assets	—	255	—	632
Share-based compensation	1,584	4,700	4,209	11,695
Investing income	—	156	—	146
Loss on disposal of property and equipment	—	—	64	5
Changes in operating assets and liabilities:
Accounts receivable	(606)	(319)	(3,094)	(10,418)
Prepaid expenses and other current assets	(420)	(1,557)	(5,031)	(11,733)
Amount due from a related party	—	873	198	(909)
Rental deposit	(66)	59	(797)	662
Accounts payable	(1,533)	1,254	2,994	4,766
Deferred revenue	3,766	3,704	10,352	9,668
Accrued expenses and other current liabilities	(902)	(2,183)	3,751	7,358
Amount due to related parties	—	27	—	175
Other non-current liabilities	—	(154)	—	1,982

Net cash (used in) provided by operating activities	(12,003)	7,520	(8,415)	25,532
Cash flows from investing activities:
Purchase of property and equipment	(1,566)	(4,721)	(6,629)	(9,523)
Purchase of intangible assets	—	(133)	—	(698)
Payment for long term investments	(326)	(8,644)	(326)	(15,879)
Pre-payment for long term investments in process	—	—	—	(806)
Purchase of term deposits	—	(100,000)	—	(450,000)
Cash received on maturity of term deposits	—	150,000	—	150,000

Net cash (used in) provided by investing activities	(1,892)	36,502	(6,955)	(326,906)
Cash flows from financing activities:
Proceeds from issuance of convertible redeemable participating preferred shares	—	—	211,750	—
Repurchase of convertible redeemable participating preferred shares	—	—	(30,750)	—
Proceeds from exercise of options	—	101	—	263
Capital contribution from shareholders	—	—	15	—
Repurchase of ordinary shares	—	—	(58,044)	—
Payment for IPO costs	(365)	—	(530)	(2,634)

Net cash (used in) provided by financing activities	(365)	101	122,441	(2,371)
Effect of exchange rate on cash and cash equivalents	246	(1,628)	(239)	(1,589)

Net (decrease) increase in cash and cash equivalents	(14,014)	42,495	106,832	(305,334)
Cash and cash equivalent at beginning of period	176,220	103,139	55,374	450,968

Cash and cash equivalent at end of period	162,206	145,634	162,206	145,634

Momo Inc.

Reconciliation of Non-GAAP financial measures to comparable GAAP measures

(US dollars in thousands, except per share data)

1.	Reconciliation of Non-GAAP cost and operating expenses, income from operations, and net income to comparable GAAP measures.

	Three months				Three months
	ended September 30, 2014				ended September 30, 2015
	GAAP	Adjustments		Non-GAAP	GAAP	Adjustments		Non-GAAP
Cost and operating expenses	(27,055)	1,584	(a)	(25,471)	(40,101)	4,700	(b)	(35,401)
(Loss) income from operations	(14,736)	1,584	(a)	(13,152)	(2,455)	4,700	(b)	2,245
Net (loss) income attributable to Momo Inc.	(14,617)	1,584	(a)	(13,033)	(838)	4,700	(b)	3,862

	First nine months				First nine months
	ended September 30, 2014				ended September 30, 2015
	GAAP	Adjustments		Non-GAAP	GAAP	Adjustments		Non-GAAP
Cost and operating expenses	(49,386)	4,209	(c)	(45,177)	(92,942)	11,695	(d)	(81,247)
(Loss) income from operations	(23,181)	4,209	(c)	(18,972)	2,143	11,695	(d)	13,838
Net (loss) income attributable to Momo Inc.	(22,881)	4,209	(c)	(18,672)	7,566	11,695	(d)	19,261

Notes:

(a)	Adjustments to exclude share-based compensation of $1,584 from the unaudited condensed consolidated statements.
(b)	Adjustments to exclude share-based compensation of $4,700 from the unaudited condensed consolidated statements.
(c)	Adjustments to exclude share-based compensation of $4,209 from the unaudited condensed consolidated statements.
(d)	Adjustments to exclude share-based compensation of $11,695 from the unaudited condensed consolidated statements.

For investor and media inquiries, please contact:

Momo Inc.

Investor Relations

Phone: +861057310538

Email: ir@immomo.com

Christensen In China

Mr. Christian Arnell

Phone: +86-10- 5900-1548

E-mail: carnell@christensenir.com In US

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: lbergkamp@christensenir.com

Momo Inc.